Exhibit 12.1

AMERICAN WATER CAPITAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	12 Months ended December 31,
	2002	2003	2004	2005	2006	9 mos ended September 30, 2007	Proforma 12 mos ended December 31, 2006	Proforma 9 mos ended September 30, 2007
Income (loss) from continuing operations before income taxes	$—	$—	$—	$—	$—	$—	$—	$—
Fixed Charges:
Interest, dividend on Mandatory redeemable preferred shares and amortization of debt discount and expenses and premium on all indebtedness	70,734	85,212	66,093	103,733	134,390	92,095	210,131	160,846

Total fixed charges	70,734	85,212	66,093	103,733	134,390	92,095	210,131	160,846

Income from continuing operations plus fixed charges	70,734	85,212	66,093	103,733	134,390	92,095	210,131	160,846

Total fixed charges	70,734	85,212	66,093	103,733	134,390	92,095	210,131	160,846
Total fixed charges and preferred dividends	70,734	85,212	66,093	103,733	134,390	92,095	210,131	160,846

Ratio of earnings to combined fixed charges and preferred dividends	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00

For purposes of calculating the ratio of earnings to fixed charges, earnings consists of income (loss) from continuing operations before income taxes including the effect of allowance for funds used during construction, plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, interest on mandatory redeemable preferred stock, and a portion of rent expense that management believes is representative of the interest component of rental expense. Fixed charges have not been reduced for the effect of AFUDC.

AMERICAN WATER WORKS COMPANY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	12 Months ended					9 mos ended September 30, 2007	Proforma 12 mos ended December 31, 2006	Proforma 9 mos ended September 30, 2007
	2002	2003	2004	2005	2006
Income (loss) from continuing operations before income taxes	$(149,522)	$102,411	$125,428	$(224,151)	$(108,938)	$(33,608)	$(23,248)	$(21,308)

Fixed Charges:
Interest, dividend on Mandatory redeemable preferred shares and amortization of debt discount and expenses and premium on all indebtedness	26,734	284,860	319,731	349,851	371,247	215,502	285,567	203,202
Interest factor in rentals	400	6,623	10,526	11,554	12,045	6,273	12,045	6,273
Interest costs from discontinued operations	—	(22)	67	21	(322)	(56)	—	—

Total fixed charges	27,134	291,461	330,324	361,426	382,970	221,719	297,612	209,475

Income from continuing operations plus fixed charges	(122,388)	393,872	455,752	137,275	274,032	188,111	274,364	188,167

Preferred dividend requirements	—	225	225	225	225	169	225	169
Ratio of pre-tax income to net income	0.94	2.43	2.12	0.81	0.70	1.66	0.37	1.66
Preferred dividend factor (1)	—	547	478	183	157	280	83	280
Total fixed charges	27,134	291,461	330,324	361,426	382,970	221,719	297,612	209,475

Total fixed charges and preferred dividends	27,134	292,008	330,801	361,609	383,128	221,999	297,694	209,755

Ratio of earnings to combined fixed charges and preferred dividends (2)	—	1.35	1.38	—	—	—	—	—

For purposes of calculating the ratio of earnings to combined fixed charges and preferred dividends, earnings consists of income (loss) from continuing operations before income taxes including the effect of allowance for funds used during construction, referred to as AFUDC, plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs, interest on mandatory redeemable preferred stock, and a portion of rent expense that management believes is representative of the interest component of rental expense. Fixed charges have not been reduced for the effect of AFUDC.

(1)	Represents the amount of pre-tax earnings required to cover the dividends associated with preferred stock without mandatory redemption requirements.
(2)	For the years ended December 31, 2002, 2005 and 2006 earnings was insufficient to cover fixed charges and there was a deficiency of $149.5 million, $224.3 million and $109.1 million, respectively. On a pro forma basis after giving effect to the Transactions earnings would have been insufficient to cover fixed charges and there would have been a deficiency of $23.3 million and $21.6 million for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively.